CAPITAL RESOURCE FUNDING, INC.
2212 Lantern Way Circle
Cornelius, North Carolina 28031
(704) 564-1676

August 4, 2005

BY FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D. C. 20549-0404

ATTN: Gregory Dundas, Esq.
            Office of Emerging Growth Companies

Re:       Capital Resource Funding, Inc.
            Form SB-2 filed August 16, 2004; Amended October 25, 2004;
            Amended December 23, 2004; Amended February 11, 2005;
            Amended March 14, 2005; Amended May 26, 2005;
            Amended June 30, 2005; Amended July 20, 2005
            File Number: 333-118259

Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration to 5:00 p.m. EST on Friday, August 5, 2005, or as soon thereafter as practicable, for the above-captioned registration statement to be declared effective.

In connection with this request, we hereby acknowledge the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your assistance.

Sincerely,

/s/ David R. Koran
David R. Koran
President, Chief Executive Officer and Chief Financial Officer

cc: Harold H. Martin, Esq.